Exhibit 99.4

TD Bank Group Reports Second Quarter 2021 Results Earnings News Release • Three and six months ended April 30, 2021

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited second quarter 2021 Report to Shareholders for the three and six months ended April 30, 2021, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 26, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.99, compared with $0.80.
•	Adjusted diluted earnings per share were $2.04, compared with $0.85.
•	Reported net income was $3,695 million, compared with $1,515 million.
•	Adjusted net income was $3,775 million, compared with $1,599 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2021, compared with the corresponding period last year:

•	Reported diluted earnings per share were $3.76, compared with $2.42.
•	Adjusted diluted earnings per share were $3.86, compared with $2.51.
•	Reported net income was $6,972 million, compared with $4,504 million.
•	Adjusted net income was $7,155 million, compared with $4,671 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•

Amortization of acquired intangibles of $69 million ($62 million after-tax or 3 cents per share), compared with $68 million ($59 million after-tax or 3 cents per share) in the second quarter last year.

•	Acquisition and integration charges related to the Schwab transaction of $19 million ($18 million after-tax or 1 cent per share).

TORONTO, May 27, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2021. Reported earnings were $3.7 billion, up 144% compared with the second quarter last year, and adjusted earnings were $3.8 billion, up 136%.

“TD reported strong results in the second quarter, reflecting the underlying strength of our diversified businesses, improving economic conditions and our prudent approach to managing risk,” said Bharat Masrani, Group President and CEO, TD Bank Group. “We continued to invest in our people, capabilities and technology to position our business for growth as economies re-open and consumer and business activity recovers.”

“While we are encouraged by the progress being made on vaccinations, COVID-19 continues to be a factor in our lives and our focus remains on the safety of our people and on supporting the evolving needs of our customers and clients,” added Masrani. “As we look toward the future, we will continue to advance our strategy and contribute to a robust and inclusive recovery, guided by our purpose to enrich the lives of our customers, colleagues and communities.”

Canadian Retail

Canadian Retail reported net income was $2,182 million, an increase of 86% compared with the second quarter last year, mainly reflecting lower provisions for credit losses (PCL) and record results in wealth and insurance. Revenue increased 1%, reflecting growth in non-interest income and strong loan and deposit volumes, partially offset by lower margins and premium rebates for customers in the insurance business. PCL was lower by $1,190 million from the prior year, reflecting lower impaired and performing PCL. Reported expenses increased 4%, with higher volume-driven and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition.

Business momentum accelerated this quarter, with mortgage originations up strongly, credit card transactions rising, and good account growth across all of the businesses. TD Insurance continued to take market share, becoming the third largest home and auto personal insurance provider in Canada, with strong customer engagement in its end-to-end digital capabilities. For the fourth year in a row, TD Auto Finance was ranked Highest in Dealer Satisfaction among Non-Captive Lenders with Retail Credit by J.D. Power. Canadian Retail continues to invest in its advice and service capabilities to help customers navigate change and plan for their financial future through personalized advice and tools. TD was also recognized by the Business Intelligence Group for its AI-powered digital experiences and, as of April 2021, continues to lead in the number of Interac e-Transfer and Flash transactions.

U.S. Retail

U.S. Retail net income was $1,316 million (US$1,047 million), an increase of 292% compared with the second quarter last year. The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $246 million (US$194 million) in earnings, compared with the contribution of $234 million (US$174 million) from TD Ameritrade a year ago.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,070 million (US$853 million), an increase of 949% from the second quarter last year, mainly reflecting lower PCL. In U.S. dollars, revenue increased 2% reflecting higher non-interest income, partially offset by lower deposit margins. PCL was lower by US$987 million ($1,350 million) reflecting lower impaired and performing PCL. Expenses increased 4%, reflecting store optimization costs and higher employee-related expenses, partly offset by lower legal provisions. In Canadian dollars, revenue and expenses declined 7% and 5%, respectively, primarily as a result of appreciation in the Canadian dollar since the second quarter last year.

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The U.S. Retail Bank continued to advance key strategic initiatives to enhance the customer experience this quarter, introducing the new Double Up Credit Card with one of the most valuable cash back offerings in the market. For small business customers, TD continued to facilitate access to Small Business Administration (SBA) Paycheck Protection Program (PPP) financing, ranking seventh nationwide through Round 2 of the program. TD Bank, America’s Most Convenient Bank® was also proud to be recognized by Forbes as a Best Employer for Diversity 2021 for the third consecutive year.

Wholesale

Wholesale Banking reported net income of $383 million this quarter, an increase of 83% compared to the second quarter last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses. Revenue for the quarter was $1,157 million, a decrease of 8% from a year ago, primarily reflecting lower trading-related revenue. PCL was lower by $437 million from the prior year, reflecting lower impaired and performing PCL.

The Wholesale Bank’s results benefited from its diversified business mix and client-focused franchise, which provides trusted advice and critical access to markets. This quarter, TD announced an agreement to acquire Headlands Tech Global Markets LLC, a Chicago-based quantitative fixed income trading company, to strengthen its electronic bond trading infrastructure, deliver data-driven innovation and grow its global platform. The deal is expected to close in the second half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.2%.

Conclusion

“TD is strong and well-capitalized, and we continue to adapt and grow through this time of disruption. Our performance demonstrates the strength of our proven business model, brought to life through the efforts and resilience of our 90,000 colleagues across the globe who live our purpose and demonstrate a deep commitment to the Bank, those we serve, and the communities where we live and work,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Results of operations
Total revenue	$10,228	$10,812	$10,528	$21,040	$21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451
Non-interest expenses – reported	5,729	5,784	5,121	11,513	10,588
Non-interest expenses – adjusted[1]	5,691	5,744	5,051	11,435	10,448
Net income – reported	3,695	3,277	1,515	6,972	4,504

Net income – adjusted[1]	3,775	3,380	1,599	7,155	4,671
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$708.4	$706.0	$747.0	$708.4	$747.0
Total assets	1,669.1	1,735.6	1,673.7	1,669.1	1,673.7
Total deposits	1,118.5	1,139.2	1,078.3	1,118.5	1,078.3
Total equity	94.5	95.4	93.3	94.5	93.3

Total Common Equity Tier 1 Capital risk-weighted assets	455.0	467.2	524.0	455.0	524.0
Financial ratios
Return on common equity (ROE) – reported	16.7%	14.3%	6.9%	15.5%	10.5%
Return on common equity – adjusted[1,2]	17.1	14.7	7.3	15.9	10.9
Return on tangible common equity (ROTCE)[2]	23.0	19.9	9.6	21.5	14.5
Return on tangible common equity – adjusted[1,2]	23.1	20.1	9.8	21.6	14.7
Efficiency ratio – reported	56.0	53.5	48.6	54.7	50.1
Efficiency ratio – adjusted[1]	55.6	53.1	48.0	54.4	49.4

Provision for (recovery of) credit losses as a % of net average loans and acceptances[3]	(0.21)	0.17	1.76	(0.02)	1.15
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.00	$1.77	$0.80	$3.77	$2.42
Diluted	1.99	1.77	0.80	3.76	2.42
Dividends per share	0.79	0.79	0.79	1.58	1.53
Book value per share	49.25	49.44	48.54	49.25	48.54
Closing share price[4]	84.50	72.46	58.16	84.50	58.16
Shares outstanding (millions)
Average basic	1,817.4	1,814.2	1,803.0	1,815.7	1,807.0
Average diluted	1,819.9	1,815.8	1,804.4	1,817.8	1,809.0
End of period	1,818.7	1,816.0	1,803.4	1,818.7	1,803.4
Market capitalization (billions of Canadian dollars)	$153.7	$131.6	$104.9	$153.7	$104.9
Dividend yield[5]	3.9%	4.5%	5.0%	4.2%	4.4%
Dividend payout ratio	39.5	44.6	98.2	41.9	63.2
Price-earnings ratio[6]	10.9	11.0	10.2	10.9	10.2

Total shareholder return (1 year)[7]	52.1	4.1	(20.6)	52.1	(20.6)
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$2.04	$1.83	$0.85	$3.87	$2.51
Diluted	2.04	1.83	0.85	3.86	2.51
Dividend payout ratio	38.7%	43.2%	92.8%	40.8%	60.8%

Price-earnings ratio[6]	12.6	13.1	9.9	12.6	9.9
Capital ratios
Common Equity Tier 1 Capital ratio[2]	14.2%	13.6%	11.0%	14.2%	11.0%
Tier 1 Capital ratio[2]	15.4	14.8	12.3	15.4	12.3
Total Capital ratio[2]	18.0	17.4	15.3	18.0	15.3

Leverage ratio	4.6	4.5	4.2	4.6	4.2

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Price-earnings ratio is calculated based on a trailing four quarters’ earnings per share (EPS).
[7]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The COVID-19 pandemic continues to have a profound impact on the global economy. A successful vaccination campaign globally will be key to sustaining the economic recovery. During this third wave of the pandemic, advanced economies appear to have adapted to restrictions on activity, and the economic disruption from subsequent lockdowns has been less severe than last year. However, until large segments of the population are immunized, including emerging markets where vaccination rates have lagged, the spread of more contagious variants may continue to cause periodic setbacks.

In Europe, a slow start to the vaccination campaign (outside the United Kingdom) saw a third wave of the virus take hold in several countries. It now appears to be subsiding and economic activity in the region is picking up again. Conditions are less favourable in emerging markets, many of which continue to struggle with inadequate vaccine supplies. In China, where progress on vaccination fueled a strong recovery, GDP growth is now moderating, as authorities tighten monetary policy to shift the economy back to a more balanced growth path.

By contrast, the U.S. economy has been a stand-out on the global stage. The vaccination rollout has outpaced that in many peer countries, with the benefits evident in resurgent activity. The economy grew by 6.4% annualized in the first calendar quarter and looks set to accelerate in the second quarter. Several rounds of economic stimulus payments have boosted consumer spending, which grew by 10.7% annualized in the first calendar quarter. Business investment has also been stronger than expected, led by information technology equipment and software investment, reflecting rapid growth in digital adoption. Housing has been another source of strength, as strong demand and limited supply have pushed home price growth into double-digit territory across much of the country.

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Fiscal policy is expected to remain supportive. In addition to the US$1.9 trillion American Rescue Plan signed into law in March, the Biden administration has recently proposed additional infrastructure and social spending plans, which it intends to finance in part through higher taxes on corporations and high net worth individuals. It remains to be seen which parts of the plans will pass Congress and when, but the underlying composition of spending has the potential to add to economic momentum in the years ahead.

While acknowledging stronger domestic economic growth, the Federal Reserve has thus far reiterated its commitment to keeping the federal funds rate at the current range of 0.0% to 0.25%. In part, this reflects a deliberate strategy to allow a modest overshoot of the Federal Reserve’s long-run 2% inflation target for a period of time. By the second half of 2022, TD Economics expects the unemployment rate to have returned to near historic lows and inflation to have exceeded the 2% threshold for several quarters. Should this materialize, the Federal Reserve is likely to begin raising its policy rate in the final calendar quarter of 2022, bringing it to a range of 0.25% to 0.50%.

Canada’s economy also appears to have started calendar 2021 on a relatively strong footing, growing at an estimated 5.8% annualized rate. In the months since, much of Canada has been hit hard by a third wave of COVID-19. Thanks to more effective treatments and a vaccination program targeted at more vulnerable groups, death rates have been much lower than in previous rounds of the pandemic. Still, to relieve the pressure on healthcare systems, renewed restrictions on businesses were implemented across much of the country this spring. This is likely to interrupt the labour market recovery in the near-term, but the overall economy is expected to continue growing, as households and businesses have demonstrated greater adaptability during successive waves of the pandemic. Vaccination rates increased during the first calendar quarter and have accelerated since. This should permit some easing in restrictions during the second calendar quarter and beyond. Growth will continue to benefit from government supports for workers and businesses, which were extended until the fall of 2021 in the spring Federal Budget.

The Canadian housing market has been a pillar of strength, even through the third wave of the pandemic. Low mortgage rates continue to spur demand in a tightly supplied market, and an upcoming tightening of mortgage qualification rules may result in some pull forward in demand this spring. Eroding affordability is expected to put some natural limits on demand, but a tight supply of highly sought after detached homes is likely to maintain a solid floor under home prices.

Reflecting the resilience of the Canadian economy and housing market, as well as ongoing support from fiscal policy, the Bank of Canada upgraded its economic forecasts. The central bank now expects economic slack to be absorbed and inflation to be at its 2% goal in the latter half of 2022, versus a previous expectation for 2023. This is consistent with TD Economics’ own forecast. Alongside the Federal Reserve, the Bank of Canada is expected to raise its overnight rate in the final calendar quarter of 2022. With similar policy rates in both countries, TD Economics expects the Canadian dollar to remain in a range of 79-81 U.S. cents over the next two years.

THE BANK’S RESPONSE TO COVID-19

Although economic conditions in Canada and the U.S. are improving, the COVID-19 pandemic continues to have a significant impact on economies around the world. While the commencement of vaccination against COVID-19 constitutes an encouraging development, some uncertainty remains as to the effectiveness, supply and distribution of vaccines, as well as their acceptance by the public, and governments’ ability to inoculate a sufficient proportion of the population quickly enough to enable widespread easing of containment measures and support the transition to a fully reopened economy. It also remains uncertain how effective vaccines will be against new variants of COVID-19, some of which may be more contagious or harmful. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID-19, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months. There have been few other customer requests for extensions. As of April 30, 2021, the gross loan balances that remained subject to COVID-related deferral programs was approximately $0.04 billion in Canada ($0.7 billion as at January 31, 2021), primarily reflecting Small Business Banking and Commercial Lending portfolios and US$1.1 billion in the United States (US$1.4 billion as at January 31, 2021), primarily in the Real Estate Secured Lending portfolio. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.

In addition to direct financial assistance, the Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. As of April 30, 2021, the Bank had provided approximately 206,000 customers (January 31, 2021 – 194,000) with CEBA loans and had funded approximately $11.0 billion (January 31, 2021 – $9.8 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of April 30, 2021, the Bank had approximately 98,000 PPP loans outstanding (January 31, 2021 – 79,000) with a gross carrying amount of approximately US$9.8 billion (January 31, 2021 – US$7.5 billion). During the three months ended April 30, 2021, approximately 45,000 new PPP loans (US$3.4 billion) were originated (three months ended January 31, 2021 – nil) and approximately 26,000 PPP loans (US$1.1 billion) were forgiven (three months ended January 31, 2021 – 6,000 PPP loans, US$0.7 billion).

Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which launched in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit (CRB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit.

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HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to the retailers’ U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after the provision for credit losses (PCL). Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. The Corporate segment reflects the retailer program partners’ share of revenues and PCL, with an offsetting amount reflecting the partners’ net share recorded in Non-interest expenses. This results in no impact to the Corporate segment reported net income (loss). The U.S. Retail segment reflects only the portion of revenue and PCL attributable to TD under the agreements in its reported net income.

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$5,835	$6,030	$6,200	$11,865	$12,369

Non-interest income	4,393	4,782	4,328	9,175	8,768
Total revenue	10,228	10,812	10,528	21,040	21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451

Non-interest expenses	5,729	5,784	5,121	11,513	10,588
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,435	3,935	1,518	8,370	4,961
Provision for (recovery of) income taxes	962	827	250	1,789	909

Share of net income from investment in Schwab and TD Ameritrade	222	169	247	391	452
Net income – reported	3,695	3,277	1,515	6,972	4,504

Preferred dividends	65	65	68	130	135
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,630	$3,212	$1,447	$6,842	$4,369
Attributable to:
Common shareholders	$3,630	$3,212	$1,447	$6,842	$4,369

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Operating results – adjusted
Net interest income	$5,835	$6,030	$6,200	$11,865	$12,369

Non-interest income	4,393	4,782	4,328	9,175	8,768
Total revenue	10,228	10,812	10,528	21,040	21,137
Provision for (recovery of) credit losses	(377)	313	3,218	(64)	4,137
Insurance claims and related expenses	441	780	671	1,221	1,451

Non-interest expenses[2]	5,691	5,744	5,051	11,435	10,448
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,473	3,975	1,588	8,448	5,101
Provision for income taxes	970	836	260	1,806	930

Share of net income from investment in Schwab and TD Ameritrade[3]	272	241	271	513	500
Net income – adjusted	3,775	3,380	1,599	7,155	4,671

Preferred dividends	65	65	68	130	135
Net income available to common shareholders – adjusted	3,710	3,315	1,531	7,025	4,536
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(69)	(74)	(68)	(143)	(138)
Acquisition and integration charges related to the Schwab transaction[5]	(19)	(38)	–	(57)	–
Charges associated with the acquisition of Greystone[2]	–	–	(26)	–	(50)
Less: Impact of income taxes
Amortization of acquired intangibles	(7)	(9)	(9)	(16)	(20)
Acquisition and integration charges related to the Schwab transaction[5]	(1)	–	–	(1)	–
Charges associated with the acquisition of Greystone	–	–	(1)	–	(1)
Total adjustments for items of note	(80)	(103)	(84)	(183)	(167)
Net income available to common shareholders – reported	$3,630	$3,212	$1,447	$6,842	$4,369

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q2 2021: $35 million, Q1 2021: $39 million, Q2 2020: $44 million, Q1 2020: $46 million. These charges are reported in the Corporate segment.
ii.	The Bank’s own integration costs related to the Schwab transaction – Q2 2021: $3 million, Q1 2021: $1 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – Q2 2020: $26 million, Q1 2020: $24 million. These charges were reported in the Canadian Retail segment.
[3]

Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.	Amortization of Schwab and TD Ameritrade-related acquired intangibles – Q2 2021: $34 million, Q1 2021: $35 million, Q2 2020: $24 million, Q1 2020: $24 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2021: $16 million, Q1 2021: $37 million.
[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Basic earnings per share – reported	$2.00	$1.77	$0.80	$3.77	$2.42

Adjustments for items of note[2]	0.04	0.06	0.05	0.10	0.09
Basic earnings per share – adjusted	$2.04	$1.83	$0.85	$3.87	$2.51

Diluted earnings per share – reported	$1.99	$1.77	$0.80	$3.76	$2.42

Adjustments for items of note[2]	0.04	0.06	0.05	0.10	0.09
Diluted earnings per share – adjusted	$2.04	$1.83	$0.85	$3.86	$2.51

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 6

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020

Average common equity	$89,069	$89,211	$85,603	$89,049	$83,876
Net income available to common shareholders – reported	3,630	3,212	1,447	6,842	4,369

Items of note, net of income taxes[1]	80	103	84	183	167

Net income available to common shareholders – adjusted	$3,710	$3,315	$1,531	$7,025	$4,536
Return on common equity – reported	16.7%	14.3%	6.9%	15.5%	10.5%
Return on common equity – adjusted	17.1	14.7	7.3	15.9	10.9

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Average common equity	$89,069	$89,211	$85,603	$89,049	$83,876
Average goodwill	16,320	16,743	17,531	16,530	17,280
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,670	6,903	4,217	6,786	4,160
Average other acquired intangibles[1]	366	407	531	387	548

Average related deferred tax liabilities	(167)	(173)	(265)	(170)	(263)
Average tangible common equity	65,880	65,331	63,589	65,516	62,151
Net income available to common shareholders – reported	3,630	3,212	1,447	6,842	4,369

Amortization of acquired intangibles, net of income taxes[2]	62	65	59	127	118
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,692	3,277	1,506	6,969	4,487

Other items of note, net of income taxes[2]	18	38	25	56	49
Net income available to common shareholders – adjusted	$3,710	$3,315	$1,531	$7,025	$4,536
Return on tangible common equity	23.0%	19.9%	9.6%	21.5%	14.5%
Return on tangible common equity – adjusted	23.1	20.1	9.8	21.6	14.7

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Wells Fargo’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company (“Wells Fargo”) which had a net book value of approximately $1.4 billion, for consideration of approximately $1.5 billion. The acquisition is accounted for as a business combination under the purchase method. On finalization of the purchase price allocation, the excess of accounting consideration over the fair value of the identifiable net assets acquired will be allocated to goodwill. The results of the acquired business will be consolidated from the acquisition date and will be included in the Canadian Retail segment.

Announced Acquisition of Headlands Tech Global Markets, LLC

On March 23, 2021, the Bank and Headlands Tech Holdings, LLC announced a definitive agreement for the Bank to acquire Headlands Tech Global Markets, LLC, a Chicago-based quantitative fixed income trading company. The transaction is expected to close in the second half of calendar 2021, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions. The results of the acquired business will be consolidated from the acquisition date and will be included in the Wholesale Banking segment.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $37 million, compared with $42 million in the prior quarter and $30 million in the second quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$2,873	$2,978	$3,002	$5,851	$6,169

Non-interest income	3,189	3,367	3,021	6,556	6,109
Total revenue	6,062	6,345	6,023	12,407	12,278
Provision for (recovery of) credit losses – impaired	191	167	365	358	685

Provision for (recovery of) credit losses – performing	(228)	(25)	788	(253)	859
Total provision for (recovery of) credit losses	(37)	142	1,153	105	1,544
Insurance claims and related expenses	441	780	671	1,221	1,451
Non-interest expenses – reported	2,689	2,654	2,588	5,343	5,224
Non-interest expenses – adjusted[1]	2,689	2,654	2,562	5,343	5,174
Provision for (recovery of) income taxes – reported	787	732	439	1,519	1,098

Provision for (recovery of) income taxes – adjusted[1]	787	732	440	1,519	1,099
Net income – reported	2,182	2,037	1,172	4,219	2,961
Net income – adjusted[1]	$2,182	$2,037	$1,197	$4,219	$3,010

Selected volumes and ratios
Return on common equity – reported[2]	51.3%	46.0%	27.2%	48.6%	32.4%
Return on common equity – adjusted[1,2]	51.3	46.0	27.8	48.6	33.0
Net interest margin (including on securitized assets)	2.61	2.65	2.83	2.63	2.88
Efficiency ratio – reported	44.4	41.8	43.0	43.1	42.5

Efficiency ratio – adjusted[1]	44.4	41.8	42.5	43.1	42.1
Assets under administration (billions of Canadian dollars)	$514	$484	$406	$514	$406

Assets under management (billions of Canadian dollars)	397	380	346	397	346
Number of Canadian retail branches	1,085	1,087	1,087	1,085	1,087

Average number of full-time equivalent staff	41,064	40,714	40,712	40,886	41,056

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q2 2021 vs. Q2 2020

Canadian Retail reported net income for the quarter was $2,182 million, an increase of $1,010 million, or 86%, compared with the second quarter last year, reflecting lower PCL and insurance claims. On an adjusted basis, net income increased $985 million, or 82%. The reported and adjusted annualized ROE for the quarter was 51.3%, compared with 27.2% and 27.8%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,062 million, an increase of $39 million, or 1%, compared with the second quarter last year.

Net interest income was $2,873 million, a decrease of $129 million, or 4%, compared with the second quarter last year, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $20 billion, or 5%, reflecting 5% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $72 billion, or 20%, reflecting 14% growth in personal deposits, 27% growth in business deposits, and 29% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 22 basis points (bps), reflecting lower interest rates.

Non-interest income was $3,189 million, an increase of $168 million, or 6%, reflecting higher transaction and fee-based revenue in the wealth and banking businesses and higher insurance volumes, partially offset by premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $514 billion as at April 30, 2021, an increase of $108 billion, or 27%, compared with the second quarter last year, reflecting market appreciation and new asset growth. Assets under management (AUM) were $397 billion as at April 30, 2021, an increase of $51 billion, or 15%, compared with the second quarter last year, reflecting market appreciation and new asset growth.

PCL was a recovery of $37 million, lower by $1,190 million compared with the second quarter last year. PCL – impaired for the quarter was $191 million, a decrease of $174 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $228 million, lower by $1,016 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.03%, or a decrease of 110 bps compared with the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 8

Insurance claims and related expenses for the quarter were $441 million, a decrease of $230 million, or 34%, compared with the second quarter last year reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Reported non-interest expenses for the quarter were $2,689 million, an increase of $101 million, or 4%, compared with the second quarter last year, reflecting higher volume-driven expenses and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $127 million, or 5%, compared with the second quarter last year.

The reported and adjusted efficiency ratio for the quarter was 44.4%, compared with 43.0% and 42.5%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

Canadian Retail net income for the quarter increased $145 million, or 7%, compared with the prior quarter, reflecting lower insurance claims and PCL, partially offset by lower revenue. The annualized ROE for the quarter was 51.3%, compared with 46.0%, in the prior quarter.

Revenue decreased $283 million, or 4%, compared with the prior quarter. Net interest income decreased $105 million, or 4%, largely reflecting fewer days in the second quarter and lower deposit margins, partially offset by volume growth. Average loan volumes increased $6 billion, or 1%, reflecting 1% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 1% growth in personal deposits, 3% growth in business deposits, and 4% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 4 bps, reflecting changes in asset mix and the ongoing impact of the low interest rate environment.

Non-interest income decreased $178 million, or 5%, reflecting impact of premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by higher transaction revenue in the wealth business.

AUA increased $30 billion, or 6%, and AUM increased $17 billion, or 4%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL was lower by $179 million compared with the prior quarter. PCL – impaired increased $24 million, or 14%, primarily reflected in the commercial lending portfolios. PCL – performing was a recovery of $228 million, lower by $203 million, primarily reflecting an allowance release in the consumer and commercial lending portfolios this quarter, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.03%, or a decrease of 15 bps.

Insurance claims and related expenses for the quarter decreased $339 million, or 43%, compared with the prior quarter, reflecting lower current year claims, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, and more favourable prior years’ claims development.

Non-interest expenses increased $35 million, or 1%, compared with the prior quarter.

The efficiency ratio was 44.4%, compared with 41.8%, in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Canadian Retail reported net income for the six months ended April 30, 2021, was $4,219 million, an increase of $1,258 million, or 42%, compared with same period last year. The increase in earnings reflects lower PCL and insurance claims. On an adjusted basis, net income for the period was $4,219 million, an increase of $1,209 million, or 40%. The reported and adjusted annualized ROE for the period was 48.6%, compared with 32.4% and 33.0%, respectively, in the same period last year.

Revenue for the period was $12,407 million, an increase of $129 million, or 1%, compared with same period last year. Net interest income decreased $318 million, or 5%, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $19 billion, or 4%, reflecting 5% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $73 billion, or 20%, reflecting 15% growth in personal deposits, 26% growth in business deposits, and 36% growth in wealth deposits. Net interest margin was 2.63%, a decrease of 25 bps, reflecting the ongoing impact of the low interest rate environment.

Non-interest income increased $447 million, or 7%, reflecting higher transaction and fee-based revenue in the wealth business and higher insurance volumes, partially offset by impact of premium rebates for customers in the insurance business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

PCL was $105 million, lower by $1,439 million, compared with the same period last year. PCL – impaired was $358 million, a decrease of $327 million, or 48%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $253 million, lower by $1,112 million, reflecting a performing allowance increase in the prior year, and a release this period largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.05%, or a decrease of 66 bps.

Insurance claims and related expenses were $1,221 million, a decrease of $230 million, or 16%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, and more favourable prior years’ claims development.

Reported non-interest expenses were $5,343 million, an increase of $119 million, or 2%, compared with the same period last year. The increase primarily reflects higher volume-driven expenses and employee-related expenses, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses were $5,343 million, an increase of $169 million or 3%.

The reported and adjusted efficiency ratios for the period were 43.1%, compared with 42.5% and 42.1%, respectively, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 9

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$1,950	$2,031	$2,311	$3,981	$4,507

Non-interest income	663	653	491	1,316	1,197
Total revenue	2,613	2,684	2,802	5,297	5,704
Provision for (recovery of) credit losses – impaired	117	190	287	307	560

Provision for (recovery of) credit losses – performing	(330)	(55)	850	(385)	896
Total provision for (recovery of) credit losses	(213)	135	1,137	(78)	1,456
Non-interest expenses	1,594	1,688	1,680	3,282	3,273

Provision for (recovery of) income taxes	162	70	(117)	232	(72)
U.S. Retail Bank net income	1,070	791	102	1,861	1,047
Share of net income from investment in Schwab and TD Ameritrade[1,2]	246	209	234	455	435
Net income	$1,316	$1,000	$336	$2,316	$1,482

U.S. Dollars
Net interest income	$1,548	$1,579	$1,679	$3,127	$3,347

Non-interest income	528	507	358	1,035	894
Total revenue	2,076	2,086	2,037	4,162	4,241
Provision for (recovery of) credit losses – impaired	91	147	208	238	416

Provision for (recovery of) credit losses – performing	(264)	(44)	606	(308)	641
Total provision for (recovery of) credit losses	(173)	103	814	(70)	1,057
Non-interest expenses	1,267	1,313	1,218	2,580	2,428

Provision for (recovery of) income taxes	129	55	(82)	184	(48)
U.S. Retail Bank net income	853	615	87	1,468	804

Share of net income from investment in Schwab and TD Ameritrade[1,2]	194	161	174	355	326
Net income	$1,047	$776	$261	$1,823	$1,130

Selected volumes and ratios
Return on common equity[3]	13.9%	9.8%	3.7%	11.8%	7.6%
Net interest margin[4]	2.15	2.24	2.93	2.20	3.00

Efficiency ratio	61.0	62.9	59.8	62.0	57.3
Assets under administration (billions of U.S. dollars)	$27	$26	$21	$27	$21

Assets under management (billions of U.S. dollars)	44	43	38	44	38
Number of U.S. retail stores	1,141	1,223	1,220	1,141	1,220

Average number of full-time equivalent staff	25,892	26,333	26,389	26,116	26,325

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2021 vs. Q2 2020

U.S. Retail net income for the quarter was $1,316 million (US$1,047 million), an increase of $980 million (US$786 million), compared with the second quarter last year. The annualized ROE for the quarter was 13.9%, compared with 3.7%, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,070 million (US$853 million) and $246 million (US$194 million), respectively.

The contribution from Schwab of US$194 million increased US$20 million, or 11%, compared with the contribution from TD Ameritrade in the second quarter last year.

U.S. Retail Bank net income of US$853 million increased US$766 million, primarily reflecting lower PCL and higher revenue, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,076 million, an increase of US$39 million, or 2%, compared with the second quarter last year. Net interest income decreased US$131 million, or 8%, as lower deposit margins more than offset growth in deposit volumes and PPP loans. Net interest margin was 2.15%, a decrease of 78 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income increased US$170 million, or 47%, primarily reflecting higher valuation of certain investments, fee income growth from increased customer activity, and higher gains on the sale of mortgage loans.

Average loan volumes increased US$2 billion, or 1%, compared with the second quarter last year. Personal loans decreased 1%, primarily reflecting lower card balances. Business loans increased 3%, primarily as a result of PPP originations. Excluding PPP loans, average business loan volumes decreased US$5 billion, or 6%, reflecting paydowns and lower line usage on commercial loans. Average deposit volumes increased US$72 billion, or 23%, reflecting a 33% increase in business deposits, a 23% increase in personal deposits, and an 18% increase in sweep deposits.

AUA were US$27 billion as at April 30, 2021, an increase of US$6 billion, or 29%, compared with the second quarter last year, reflecting net asset growth. AUM were US$44 billion as at April 30, 2021, an increase of US$6 billion, or 16%, compared with the second quarter last year, reflecting market appreciation, partially offset by net asset outflows.

PCL for the quarter was a recovery of US$173 million, lower by US$987 million compared with the second quarter last year. PCL – impaired was US$91 million, a decrease of US$117 million, or 56%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$264 million, lower by US$870 million, reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.41%, a decrease of 244 bps, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,267 million, an increase of US$49 million, or 4%, compared with the second quarter last year, primarily reflecting US$49 million in store optimization costs, and higher employee-related expenses, partially offset by lower legal provisions.

The efficiency ratio for the quarter was 61.0%, compared with 59.8%, in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 10

Quarterly comparison – Q2 2021 vs. Q1 2021

U.S. Retail net income of $1,316 million (US$1,047 million) increased $316 million (US$271 million), or 32% (35% in U.S. dollars) compared with the prior quarter. The annualized ROE for the quarter was 13.9%, compared with 9.8% in the prior quarter.

The contribution from Schwab of US$194 million increased US$33 million, or 20%, primarily reflecting elevated trading volumes and client asset growth, partially offset by higher volume-related expenses and net interest margin compression.

U.S. Retail Bank net income of US$853 million increased US$238 million, or 39%, compared with the prior quarter, primarily reflecting lower PCL.

Revenue for the quarter decreased US$10 million compared with the prior quarter. Net interest income decreased US$31 million, or 2%, reflecting fewer days in the second quarter, partially offset by accelerated fee amortization from PPP loan forgiveness. Net interest margin was 2.15%, a decrease of 9 bps primarily reflecting balance sheet mix. Non-interest income increased US$21 million, or 4%, primarily reflecting higher valuation of certain investments.

Average loan volumes decreased US$2 billion, or 1%, compared with the prior quarter. Personal loans decreased 3%, primarily reflecting lower credit card balances and paydowns of residential mortgages. Business loans were flat, as growth in PPP originations was offset by paydowns and lower line usage on commercial loans. Average deposit volumes increased US$10 billion, or 3%, reflecting a 6% increase in personal deposits, and a 3% increase in business deposits.

AUA were US$27 billion as at April 30, 2021, an increase of US$1 billion, or 4%, compared with the prior quarter, reflecting net asset growth. AUM were US$44 billion as at April 30, 2021, an increase of US$1 billion, or 2%, reflecting market appreciation, partially offset by net asset outflows.

PCL was lower by US$276 million compared with the prior quarter. PCL – impaired decreased US$56 million, primarily reflected in the consumer lending portfolios. PCL – performing was a recovery of US$264 million, lower by US$220 million, primarily reflecting an allowance release in the commercial and consumer lending portfolios this quarter, largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.41%, or a decrease of 66 bps.

Non-interest expenses for the quarter were US$1,267 million, a decrease of US$46 million, or 4%, primarily reflecting lower store optimization costs.

The efficiency ratio for the quarter was 61.0%, compared with 62.9% in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

U.S. Retail net income for the six months ended April 30, 2021, was $2,316 million (US$1,823 million), an increase of $834 million (US$693 million), or 56% (61% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 11.8%, compared with 7.6%, in the same period last year. Net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,861 million (US$1,468 million) and $455 million (US$355 million), respectively.

The contribution from Schwab was US$355 million, an increase of US$29 million, or 9%, compared with the contribution from TD Ameritrade for the same period last year.

U.S. Retail Bank net income for the period was US$1,468 million, an increase of US$664 million, or 83%, compared with the same period last year, reflecting lower PCL and higher non-interest income, partially offset by a decrease in net interest income.

Revenue for the period was US$4,162 million, a decrease of US$79 million, or 2%, compared with same period last year. Net interest income decreased US$220 million, or 7%, as lower deposit margins more than offset income from PPP loans and higher deposit volumes. Net interest margin was 2.20%, a decrease of 80 bps, primarily reflecting deposit margin compression and balance sheet mix. Non-interest income increased US$141 million, or 16%, reflecting higher valuation of certain investments and higher gains on the sale of mortgage loans.

Average loan volumes increased US$5 billion, or 3%, compared with the same period last year. Personal loans were flat. Business loans increased 6%, primarily as a result of PPP originations. Excluding PPP loans, average business loan volumes decreased 3%, reflecting paydowns and lower line usage on commercial loans. Average deposit volumes increased US$80 billion, or 27%, reflecting a 35% increase in business deposit volumes, a 27% increase in sweep deposit volumes, and a 22% increase in personal deposit volumes.

PCL was a recovery of US$70 million, lower by US$1,127 million compared with the same period last year. PCL – impaired was US$238 million, a decrease of US$178 million, or 43%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$308 million, lower by US$949 million, reflecting a performing allowance increase in the prior year, and a release this period largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.11%, a decrease of 144 bps.

Non-interest expenses for the period were US$2,580 million, an increase of US$152 million, or 6%, compared with the same period last year, reflecting US$125 million in store optimization costs as well as higher employee-related expenses, partially offset by lower legal provisions and productivity savings.

The efficiency ratio for the period was 62.0%, compared with 57.3%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 11

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income (TEB)	$648	$661	$493	$1,309	$850

Non-interest income	509	649	768	1,158	1,457
Total revenue	1,157	1,310	1,261	2,467	2,307
Provision for (recovery of) credit losses – impaired	12	10	194	22	246

Provision for (recovery of) credit losses – performing	(75)	10	180	(65)	145
Total provision for (recovery of) credit losses	(63)	20	374	(43)	391
Non-interest expenses	705	711	616	1,416	1,268

Provision for (recovery of) income taxes (TEB)	132	142	62	274	158
Net income	$383	$437	$209	$820	$490

Selected volumes and ratios
Trading-related revenue (TEB)	$558	$744	$625	$1,302	$1,237
Average gross lending portfolio (billions of Canadian dollars)[1]	60.3	58.7	65.5	59.5	60.3
Return on common equity[2]	20.0%	21.3%	10.4%	20.7%	12.2%

Efficiency ratio	60.9	54.3	48.9	57.4	55.0

Average number of full-time equivalent staff	4,757	4,678	4,549	4,717	4,533
[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q2 2021 vs. Q2 2020

Wholesale Banking net income for the quarter was $383 million, an increase of $174 million, or 83%, compared with the second quarter last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,157 million, a decrease of $104 million, or 8%, compared with the second quarter last year, primarily reflecting lower trading-related revenue and lower debt underwriting, partially offset by higher advisory fees.

PCL for the quarter was a recovery of $63 million, lower by $437 million compared with the second quarter last year. PCL – impaired was $12 million, a decrease of $182 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $75 million, lower by $255 million, primarily reflecting a performing allowance increase in the prior year, and a release this quarter largely related to an improvement in the economic outlook.

Non-interest expenses were $705 million, an increase of $89 million, or 14%, compared with the second quarter last year, primarily reflecting higher variable compensation.

Quarterly comparison – Q2 2021 vs. Q1 2021

Wholesale Banking net income for the quarter was $383 million, a decrease of $54 million, or 12%, compared with the prior quarter, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses.

Revenue for the quarter decreased $153 million, or 12%, primarily reflecting lower trading-related revenue, partially offset by higher other revenue.

PCL was lower by $83 million. PCL – impaired was $12 million, an increase of $2 million. PCL – performing was a recovery of $75 million, lower by $85 million primarily reflecting an allowance release this quarter largely related to an improvement in the economic outlook.

Non-interest expenses for the quarter decreased $6 million, or 1%.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Wholesale Banking net income for the six months ended April 30, 2021 was $820 million, an increase of $330 million, or 67%, compared with the same period last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses.

Revenue was $2,467 million, an increase of $160 million, or 7%, compared with the same period last year, reflecting higher trading-related revenue, higher loan fees, higher equity underwriting fees, and higher advisory fees, partially offset by lower other revenue.

PCL was a recovery of $43 million, lower by $434 million compared with the same period last year. PCL – impaired was $22 million, lower by $224 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $65 million, lower by $210 million primarily reflecting performing allowance increase in the prior year, and a release this year largely related to an improvement in the economic outlook.

Non-interest expenses were $1,416 million, an increase of $148 million, or 12%, compared with the same period last year, reflecting higher variable compensation.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net income (loss) – reported	$(186)	$(197)	$(202)	$(383)	$(429)
Adjustments for items of note[1]
Amortization of acquired intangibles before income taxes	69	74	68	143	138
Acquisition and integration charges related to the Schwab transaction	19	38	–	57	–

Less: impact of income taxes	8	9	9	17	20
Net income (loss) – adjusted	$(106)	$(94)	$(143)	$(200)	$(311)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(186)	$(182)	$(199)	$(368)	$(378)

Other	80	88	56	168	67
Net income (loss) – adjusted	$(106)	$(94)	$(143)	$(200)	$(311)

Selected volumes

Average number of full-time equivalent staff	17,736	17,720	17,833	17,728	17,644

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2021 vs. Q2 2020

Corporate segment’s reported net loss for the quarter was $186 million, compared with a reported net loss of $202 million in the second quarter last year. The year-over-year decrease reflects a higher contribution from other items and lower net corporate expenses, partially offset by acquisition and integration charges related to the Schwab transaction. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $13 million compared to the same quarter last year. The adjusted net loss for the quarter was $106 million, compared with an adjusted net loss of $143 million in the second quarter last year.

Quarterly comparison – Q2 2021 vs. Q1 2021

Corporate segment’s reported net loss for the quarter was $186 million, compared with a reported net loss of $197 million in the prior quarter. The quarter-over-quarter decrease reflects lower acquisition and integration charges related to the Schwab transaction, partially offset by a smaller contribution from other items and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses increased $4 million compared to the prior quarter. The adjusted net loss for the quarter was $106 million, compared with an adjusted net loss of $94 million in the prior quarter.

Year-to-date comparison – Q2 2021 vs. Q2 2020

Corporate segment’s reported net loss for the six months ended April 30, 2021 was $383 million, compared with a reported net loss of $429 million in the same period last year. The $46 million decrease primarily reflects a higher contribution from other items, partially offset by acquisition and integration charges related to the Schwab transaction. Other items increased $101 million, largely reflecting higher revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the prior period. Net corporate expenses decreased $10 million compared to the same period last year. Adjusted net loss for the six months ended April 30, 2021 was $200 million, compared with an adjusted net loss of $311 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 27, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the second quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 27, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 27, 2021, until 11:59 p.m. ET on June 11, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on April 30, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • SECOND QUARTER 2021 • EARNINGS NEWS RELEASE	Page 14